UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Blue Group Holding AG
(Name of Issuer)
Ordinary Shares, nominal value CHF 0.01 per share
(Title of Class of Securities)
H33700107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H33700107	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. H33700107	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with the U.S. Securities and Exchange Commission (“SEC”) with respect to the Ordinary Shares, nominal value CHF 0.01 per share ("Ordinary Shares") of Global Blue Group Holding AG (the “Issuer”), to amend the Schedule 13G filed with the SEC by the Reporting Persons on July 10, 2023 (the “Schedule 13G”). This Amendment No. 1 is being filed with the SEC to report changes in the number of shares of Ordinary Shares beneficially owned by the Reporting Persons and to report that the Reporting Persons no longer beneficially own more than 5 percent of the Ordinary Shares. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 1(a): Name of Issuer:
Global Blue Group Holding AG.
Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2(d): Title of Class of Securities:
Ordinary Shares, nominal value CHF 0.01 per share..
Item 2(e): CUSIP Number:
H33700107.
Item 4: Ownership:

A. Third Point LLC

(a) Amount beneficially owned: 9,720,934 Ordinary Shares (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants).

(b) Percent of class: 4.84%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 199,574,701 Ordinary Shares issued and outstanding as of November 29, 2023, as reported in the Issuer’s current report on Form 6-K, as filed with the SEC on November 29, 2023 (the “6-K”), which includes (i) 190,483,792 Ordinary Shares issued and outstanding as of September 30, 2023, and (ii) 9,090,909 Ordinary Shares issued via private placement on November 29, 2023, as more fully described in the 6-K, plus the 1,333,333 Ordinary Shares issuable upon the exercise of warrants of the Issuer (the “Warrants”, as more fully described in the Issuer’s Annual Report on Form 20-F, for the fiscal year ended March 31, 2023, as filed with the SEC on June 28, 2023).  Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on February 13, 2024.

(c) Number of Ordinary Shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)

B. Daniel S. Loeb
(a) Amount beneficially owned: 9,720,934 Ordinary Shares (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants).
(b) Percent of class: 4.84%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 199,574,701 Ordinary Shares issued and outstanding as of November 29, 2023, as reported in the Issuer's current report on Form 6-K, which includes (i) 190,483,792 Ordinary Shares issued and outstanding as of September 30, 2023, and (ii) 9,090,909 Ordinary Shares issued via private placement on November 29, 2023, as more fully described in the 6-K, plus the 1,333,333 Ordinary Shares issuable upon the exercise of Warrants.  Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on February 13, 2024.
(c) Number of Ordinary Shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 9,720,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2024
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ Jana Tsilman
Name: Jana Tsilman
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Jana Tsilman
Name: Jana Tsilman
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Joint Filing Agreement, dated February 13, 2024, by and between Third Point LLC and Daniel S. Loeb, was previously filed with the SEC on July 10, 2023 as Exhibit 99.1 to the Schedule 13G and is incorporated herein by reference.

Exhibit 99.2:	Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024.